Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

April 11, 2018

VIA EDGAR

Lisa Larkin

Securities and Exchange Commission (the “SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax Managed Global Buy Write Opportunities Fund (the “Fund”)
(File No. 811-21745)

Ms. Larkin:

This letter responds to a comment provided telephonically by you to the undersigned on April 9, 2018, regarding the registration statement of the Fund on Form N-2/A filed with the Securities and Exchange Commission (“SEC”) on April 5, 2018 (Accession No. 0000940394-18-000647) (the “Filing”). The comment and the Fund's response are set forth below.

Registration Statement

1.	Comment: Under “INVESTMENT OBJECTIVES, POLICIES AND RISKS” there is a sentence that reads “An issuer will be considered to be located outside of the United States if it is domiciled in, derives a significant portion of its revenue from, or its primary trading venue is outside the U.S.” Please confirm that the terms “significant” and “primary” as used in this context have similar meanings to the terms “substantial” and “principal” with which the SEC is more familiar.

Response: The Fund confirms that the terms have similar meanings.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8445.

Very truly yours,

/s/ Scott E. Habeeb

Scott E. Habeeb

Vice President